UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

Alpine Immune Sciences, Inc.

(Name of Subject Company)

Alpine Immune Sciences, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

02083G100

(CUSIP Number of Class of Securities)

Jonathan Biller

Secretary

Alpine Immune Sciences, Inc.

50 Northern Avenue

Boston, Massachusetts 02210

Telephone: (617) 341-6100

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

Graham Robinson Skadden, Arps, Slate, Meagher & Flom LLP 500 Boylston Street Boston, MA 02116 (617) 573-4850	Faiz Ahmad Skadden, Arps, Slate, Meagher & Flom LLP One Rodney Square 920 N. King Street Wilmington, DE 19801 (302) 651-3250

☐	Check the box below if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Alpine Immune Sciences, Inc., a Delaware corporation (“Alpine”), with the Securities and Exchange Commission (the “SEC”) on April 22, 2024 (together with any amendments and supplements thereto, the “Schedule 14D-9”), relating to the cash tender offer (the “Offer”) by Adams Merger Sub, Inc. (“Purchaser”), a Delaware corporation and wholly owned subsidiary of Vertex Pharmaceuticals Incorporated, a Massachusetts corporation (“Vertex”), to purchase all of the issued and outstanding shares of Alpine’s common stock, par value $0.001 per share (the “Shares”), at a purchase price of $65.00 per Share, net to the seller in cash, without interest thereon, and subject to any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of April 22, 2024 (as may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal”), and pursuant to the Agreement and Plan of Merger, dated as of April 10, 2024, by and among Alpine, Vertex and Purchaser (as may be amended from time to time, the “Merger Agreement,” and the transactions contemplated therein, the “Transactions”).

Except as otherwise set forth in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following section after the last paragraph:

“Expiration of Offering Period; Completion of Merger

At one minute past 11:59 p.m., Eastern Time, on May 17, 2024 (the “Expiration Time”), the Offer expired and was not further extended. Broadridge Corporate Issuer Solutions, LLC, the depositary for the Offer, advised Purchaser that, as of the Expiration Time, a total of 60,690,166 Shares were validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 87% of the Shares issued and outstanding as of immediately following the consummation of the Offer. The number of Shares tendered satisfied the Minimum Tender Condition. As the Minimum Tender Condition and each of the other conditions of the Offer were satisfied, on May 18, 2024, Purchaser irrevocably accepted for payment all the Shares validly tendered and not properly withdrawn pursuant to the Offer prior to the Expiration Time, and will pay for such Shares as required by the Merger Agreement.

Following the consummation of the Offer on May 20, 2024, Vertex completed its acquisition of Alpine, pursuant to the terms of the Merger Agreement, through the merger of Purchaser with and into Alpine without a meeting of the Alpine stockholders in accordance with Section 251(h) of the DGCL, with Alpine continuing as the Surviving Corporation and a wholly owned subsidiary of Vertex.

As a result of the Merger, the Shares will be delisted from and will cease to trade on The Nasdaq Stock Market, and will be deregistered under the Exchange Act.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule 14D-9 is true, complete and correct.

Dated: May 20, 2024

ALPINE IMMUNE SCIENCES, INC.

By:	/s/ Jonathan Biller
Name: Jonathan Biller
Title: Secretary